FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE 7-31-02

For the month of July, 2002

ABER DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A, Toronto, Ontario, M5W 4T9
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ______ Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

Aber

NEWS RELEASE

APPOINTMENT TO THE BOARD

July 24, 2002 – Toronto, Canada – Aber Diamond Corporation (TSE-ABZ, NASDAQ-ABER) announced today the appointment of Mr. Thomas J. O'Neill as a member of the Board of Directors of the Company.

Mr. O'Neill currently holds the position of President, Burberry Group, the British retailer and luxury goods company. He is also a member of its Board of Directors.

Mr. O'Neill began his career in luxury retailing with Tiffany & Co. in 1984, where he last served as Executive Vice President with responsibility for international markets. In 1997, Mr. O'Neill left Tiffany to become President of Louis Vuitton, Americas as well as Chief Executive Officer of the fashion house, Marc Jacobs and ultimately serving as the President and Chief Executive Officer of the LVMH Fashion Group in the Americas. In 2000, he was moved to Paris and appointed President and Chief Executive Officer of the newly created LVMH Jewelry Division. He joined Burberry in 2001.

As Aber evolves from its role in the development phase of the Diavik Diamonds Project into its future as a marketer of gem diamonds, the Board is pleased to welcome Mr. O'Neill and looks forward to benefiting from his extensive knowledge and experience of the American, Asian, European and Japanese diamond jewelry and luxury goods industries.

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For further information, please contact:
Robert A. Gannicott, President & Chief Executive Officer – (416) 362-2237 (ext. 225); or
S. Caroline Glasbey, Director, Investor Relations – (416) 362-2237 (ext. 235)

Aber Diamond Corporation
P.O. Box 4569, Station A, Toronto, ON M5W 4T9
www.aber.ca Tel: (416) 362-2237 Fax: (416) 362-2230

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 24th day of July, 2002.

ABER DIAMOND CORPORATION

By: ______________________________
Lyle R. Hepburn, Secretary